

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

<u>Via E-mail</u>
Miguel Dotres
Chief Executive Officer
OICco Acquisition IV, Inc.
5881 NW 151 Street, Suite 216
Miami Lakes, FL 33014

>   **Re: OICco Acquisition IV, Inc.**
>   **Post-Effective Amendment No. 3 to Registration Statement**
>   **on Form S-1**
>   **File No. 333-165760**
>   **Filed June 11, 2014**

Dear Mr. Dotres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those issued in our letter dated May 28, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 15</u>

1.   Your response to prior comment 11 advises that the $50,000 note from VapAria's founders has been extended through July 1, 2014. Please add a risk factor to clarify that without further funding you are likely required to renegotiate or default on this loan, even if the merger is approved and all of the escrow proceeds of $20,000 are available to repay the loan.

2.   We note that VapAria's Exclusive License and Option to License Agreement requires a payment of up to $5 million to obtain the licenses related to your therapeutic use-related patents and that you are required to pay a 10% dividend for your to be issued convertible

preferred stock. Since both of these transactions may be paid with equity in lieu of cash, please add a risk factor to discuss the potential dilution that may occur if you are unable to raise sufficient operating cash flow or non-equity financing.

VapAria Corporation

Acquisition Candidate, page 33

3.   In your response to prior comment 7, you disclose that your operations are conducted by Alexander Chong and William Bartkowski through the Chong Corporation pursuant to Section 13 of the Exclusive License and Option to License Agreement. It appears Section 13 of the agreement refers to expenses and costs related to patent prosecution and the maintenance of your patents or patent applications. Please clarify whether VapAria conducts, or plans to conduct, any licensing or research and development activities, and if so, whether such activities are outsourced to the Chong Corporation, requiring fees to be paid or reimbursement of expenses. In this regard, we note that your disclosure on page 41 indicates that you plan to apply future potential proceeds to build prototypes and to market and promote your technology.

Exhibits

4.   Please refile your Exhibits 3(c), 10(c), and 10(d), originally filed with your post-effective amendment filed on June 9, 2014, in a proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor

cc: Via E-mail
        Charles B. Pearlman, Esq.
        Pearlman Schneider LLP